AsiaInfo-Linkage, Inc.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on Friday, April 20, 2012

> ***The Proxy Statement, Annual Report and other proxy materials are available at:***
> ***http://www.proxyvoting.com/asia***

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting.



If you want to receive a paper or e-mail copy of these documents, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy as instructed below on or before April 10, 2012 to facilitate timely delivery.

> **TO REQUEST PAPER COPIES OF PROXY MATERIALS:**
> *(please reference your 11-digit control number when requesting materials)*
> By opting out to receive printed materials, your preference for future proxy mailings will be kept on our file.
>
> Telephone: **1-888-313-0164**
> *(outside of the U.S. and Canada call 201-680-6688).*
>
> Email: **shrrelations@bnymellon.com**
> *(you must reference your 11-digit control number in your email)*
>
> Internet: **http://www.proxyvoting.com/asia**

> **TO VOTE YOUR SHARES SEE INSTRUCTIONS ON REVERSE SIDE**
> This is not a proxy card. You cannot use this notice to vote your shares.

Dear AsiaInfo-Linkage, Inc. Stockholder:

The 2012 Annual Meeting of Stockholders of AsiaInfo-Linkage, Inc. (the "Company") will be held at 4th Floor, Zhongdian Information Tower, No. 6 Zhongguancun South Street, Haidian District, Beijing, People's Republic of China, 100086, on Friday, April 20, 2012, at 3:00 p.m. (local time).

Proposals to be considered at the Annual Meeting:

(1) to elect three directors to serve for three-year terms to expire at the 2015 annual meeting of stockholders and until their successors are duly elected and qualified;

(2) to ratify the appointment of Deloitte Touche Tohmatsu CPA Ltd. as the independent registered public accounting firm of AsiaInfo-Linkage for the fiscal year ending December 31, 2012;

(3) to approve, on an advisory (non-binding) basis, executive compensation; and

(4) to consider and act upon any other business that may properly come before the meeting or any adjournment(s) thereof.

Management recommends a vote "FOR" Items 1 through 3.
Management makes no recommendation with respect to Item 4.

The Board of Directors has fixed the close of business on February 22, 2012 as the record date (the "Record Date") for the determination of stockholders entitled to receive notice of and to vote at the Annual Meeting or any adjournment(s) thereof.

CONTROL NUMBER



> **YOU MUST REFERENCE YOUR 11-DIGIT CONTROL NUMBER WHEN YOU REQUEST A PAPER COPY OF THE PROXY MATERIALS OR TO VOTE YOUR PROXY ELECTRONICALLY.**



20131

Stockholders of record as of the Record Date are encouraged and cordially invited to attend the Annual Meeting. Directions to attend the annual meeting where you may vote in person can be found on our website, www.asiainfo-linkage.com.

Meeting Location:

4th Floor
Zhongdian Information Tower
No. 6 Zhongguancun South Street
Haidian District, Beijing
P. R. China, 100086

The following materials are available for you to review online:

- the Company's 2012 Proxy Statement (including all attachments thereto);
- the Company's Annual Report for the year ended December 31, 2011; and
- any amendments to the foregoing materials that are required to be furnished to stockholders.

To request a paper copy of the Proxy Materials:

(you must reference your 11-digit control number located on the reverse side of this form)
Telephone: **1-888-313-0164** (outside of the U.S. and Canada call 201-680-6688)
Email: **shrrelations@bnymellon.com** *(you must reference your 11-digit control number in your email)*
Internet: **http://www.proxyvoting.com/asia**

The Proxy Materials for AsiaInfo-Linkage, Inc. are available to review at:

http://www.proxyvoting.com/asia

Have this notice available when you request a PAPER copy of the Proxy Materials,
when you want to view your proxy materials online
OR WHEN YOU WANT TO VOTE YOUR PROXY ELECTRONICALLY.

HOW TO VOTE BY INTERNET

We encourage you to review the proxy materials online before voting.

Use the Internet to vote your shares. On the landing page of the above website in the box labeled
"To Vote Your Shares by Internet" click on **"Vote Now"** to access the electronic proxy card and vote your shares.
Have this notice in hand when you access the website.

You will need to reference the 11-digit control number located on the reverse side.

*** Exercise Your *Right* to Vote ***

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on April 20, 2012

ASIAINFO-LINKAGE, INC.

BROKER
LOGO
HERE

Return Address Line 1
Return Address Line 2
Return Address Line 3
51 MERCEDES WAY
EDGEWOOD NY 11717

Investor Address Line 1
Investor Address Line 2
Investor Address Line 3
Investor Address Line 4
Investor Address Line 5
John Sample
1234 ANYWHERE STREET
ANY CITY, ON A1A 1A1

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Meeting Information

Meeting Type: Annual Meeting

For holders as of: February 22, 2012

Date: April 20, 2012   **Time:** 3:00 PM LST

Location: 4th Floor

Zhongdian Information Tower

6 Zhongguancun South Street

Haidian District, Beijing

People's Republic of China

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You are receiving this communication because you hold shares in the above named company.

This is not a ballot. You cannot use this notice to vote these shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. You may view the proxy materials online at *www.proxyvote.com* or easily request a paper copy (see reverse side).

We encourage you to access and review all of the important information contained in the proxy materials before voting.

See the reverse side of this notice to obtain proxy materials and voting instructions.

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— Before You Vote —
How to Access the Proxy Materials

Proxy Materials Available to VIEW or RECEIVE:

1. Annual Report   2. Notice & Proxy Statement

How to View Online:

Have the information that is printed in the box marked by the arrow ➡ | XXXX XXXX XXXX | (located on the following page) and visit: *www.proxyvote.com.*

How to Request and Receive a PAPER or E-MAIL Copy:

If you want to receive a paper or e-mail copy of these documents, you must request one. There is NO charge for requesting a copy. Please choose one of the following methods to make your request:

      1) *BY INTERNET*:   www.proxyvote.com
      2) *BY TELEPHONE*:   1-800-579-1639
      3) *BY E-MAIL**:   sendmaterial@proxyvote.com

* If requesting materials by e-mail, please send a blank e-mail with the information that is printed in the box marked by the arrow ➡ | XXXX XXXX XXXX | (located on the following page) in the subject line.

Requests, instructions and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor. Please make the request as instructed above on or before April 09, 2012 to facilitate timely delivery.

— How To Vote —
Please Choose One of the Following Voting Methods

Vote In Person: If you choose to vote these shares in person at the meeting, you must request a "*legal proxy.*" To do so, please follow the instructions at *www.proxyvote.com* or request a paper copy of the materials, which will contain the appropriate instructions. Many shareholder meetings have attendance requirements including, but not limited to, the possession of an attendance ticket issued by the entity holding the meeting. Please check the meeting materials for any special requirements for meeting attendance.

Vote By Internet: To vote now by Internet, go to *www.proxyvote.com.* Have the information that is printed in the box marked by the arrow ➡ | XXXX XXXX XXXX | available and follow the instructions.

Vote By Mail: You can vote by mail by requesting a paper copy of the materials, which will include a voting instruction form.

Internal Use
Only

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Voting items

The Board of Directors recommends that you vote FOR the following:

1. Election of Directors
   Nominees
01 Jian (James) Ding   02 Yungang Lu   03 Libin Sun

The Board of Directors recommends you vote FOR the following proposal(s):

2   To ratify the appointment of Deloitte Touche Tohmatsu CPA Ltd. as the independent registered public accounting firm of AsiaInfo-Linkage for the fiscal year ending December 31, 2012.

3   To approve, on an advisory (non-binding) basis, executive compensation.

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

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Voting Instructions

THIS SPACE RESERVED FOR LANGUAGE PERTAINING TO
BANKS AND BROKERS
AS REQUIRED BY THE NEW YORK STOCK EXCHANGE

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THIS SPACE RESERVED FOR SIGNATURES IF APPLICABLE

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